20012725

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41241

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9800 Fredericksburg Road
(No. and Street)

San Antonio (City) TX (State) 78288 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Nancy Reinhard (210) 498-6793
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

100 West Houston Street, Suite 1700 (Address) San Antonio (City) TX (State) 78205 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2020
Washington DC
413

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, A. Nancy Reinhard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USAA Investment Management Company, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSE MARY MALDONADO
Notary ID #2505694
My Commission Expires
June 13, 2022
NOTARY PUBLIC STATE OF TEXAS

A Nancy Reinhard
Signature

VP, Corporate Controller
Title

Rose Mary Maldonado
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young LLP
Suite 1901
111 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors of
USAA Investment Management Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

EY
Building a better
working world

Supplemental Information

The accompanying information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2004
March 14, 2020

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2019

(Dollars in thousands, except share amounts)

Assets		
Cash	$	95,600
Restricted cash		500
Receivable from clearing organization		87
Software and equipment, at cost, net of accumulated depreciation and amortization of $44,333		7,339
Deferred income tax receivable, net		10,823
Assets held for sale		28,184
Other assets		8,579
Total assets	$	151,112
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to clearing organization	$	6,483
Payable to affiliates, net		55,758
Accrued personnel expenses		9,947
Current income tax payable, net		6,623
Accounts payable and accrued expenses		3,242
Liabilities held for sale		1,900
Total liabilities		83,953
Stockholder's Equity:		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding, voting		1
Preferred stock, 50,000 shares authorized; 0 shares issued and outstanding		—
Additional paid-in capital		102,762
Retained earnings (accumulated deficit)		(35,604)
Total stockholder's equity		67,159
Total liabilities and stockholder's equity	$	151,112

See accompanying notes to financial statements.

USAA INVESTMENT MANAGEMENT COMPANY

Notes to Financial Statements

(Dollars in thousands)

(1) Nature of operations and basis of presentation

USAA Investment Management Company, also referred to as we, us, or our, unless otherwise denoted, is a wholly-owned subsidiary of USAA Investment Corporation, which is a wholly-owned subsidiary of USAA Capital Corporation, which is in turn a wholly-owned subsidiary of United Services Automobile Association.

We act as a broker-dealer and investment adviser, offering services principally to individuals eligible for membership in USAA or its affiliates, primarily active duty, retired, or honorably discharged U.S. military personnel and their families. IMCO is a registered investment adviser with the SEC under the Investment Advisers Act of 1940, as amended, a registered securities broker-dealer with the SEC under the Exchange Act, and a member of FINRA.

We are an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with Fidelity Clearing & Custody Solutions® who provides clearing custody and other brokerage services to IMCO through NFS, Members New York Stock Exchange, Securities Investor Protection Corporation. On our behalf, NFS provides custody, trade execution, clearing, and other brokerage-related services for our brokerage accounts. Pursuant to a SCA among IMCO, FAI, our affiliate, and NFS, FAI introduces brokerage customer accounts to IMCO and IMCO, in turn, introduces the accounts to NFS. FAI is a registered broker-dealer with the SEC under the Exchange Act, and is a member of FINRA. IMCO also serves as the investment adviser for the USAA Managed Account Program and the FSB Trust Services Department, and until July 1, 2019, it served as underwriter and distributor of the USAA Mutual Funds Trust and USAA Exchange–Traded Fund Trust, and administered and marketed the USAA 529 College Savings Plan (USAA 529 Plan). See Note 2, Significant accounting policies and pronouncements section G, for additional information.

The accompanying financial statements have been prepared in accordance with GAAP.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Therefore, actual results could differ from those estimates.

(2) Significant accounting policies and pronouncements

A. Cash

Cash consists of funds on deposit with a single Federal Deposit Insurance Corporation insured United States based financial institution. Amounts on deposit may exceed federally insured levels. We do not believe there is any significant audit risk related to the balance.

B. Restricted cash

Restricted cash consists of cash that is legally restricted as to withdrawal or usage. IMCO's restricted cash represents a cash deposit in an escrow account maintained by NFS. Per the FDCA between IMCO and NFS, IMCO receives interest on the cash deposit and NFS is obligated to return the cash deposit within thirty (30) calendar days following termination of the FDCA.

C. Software and equipment

Software and equipment consists primarily of purchased and internally-developed software. Certain internal software development costs are capitalized to the extent of external direct costs of services consumed to develop and internal salary costs relating to employees' time spent on the software project during the successful application development stage.

(Dollars in thousands)

revenue. In addition, customers may initiate the buying and selling of various securities including publicly traded equities, bonds, options, and other financial instruments. On these transactions, we fulfill our performance obligations at the point the trade is executed and a fixed fee is earned based on a tiered schedule.

Mutual fund trailer revenue primarily represents amounts paid by Victory, post restructuring, for distribution and servicing of the USAA Mutual Funds, in addition to the portion of third-party distribution fees earned by NFS that they share with us, in accordance with the FDCA. We fulfill our performance obligation on a continuous basis and recognize revenue over time as services are rendered. Mutual fund trailer revenue is contingent on the fluctuating balance of AUM and is considered a variable fee.

Interest and dividend income primarily represents interest earned on customer margin balances carried by NFS. Additionally, we paid margin interest expense to NFS on customer margin balances, included in *Account servicing* in the Statement of Operations. Margin interest income and expense are accrued in the month it is earned or incurred and settled in the following month.

Other revenues primarily represents fees we charge our customers for wire transfers and various financial instrument related transactions. For wire transfers, we fulfill our associated performance obligations at the point in time services are rendered and fixed fees are earned based on tiered schedules.

Receivables associated with recognized revenue are generally settled the following month. A portion of receivables comes from transactions with affiliates. Refer to Note 4, Related party transactions for additional details. In accordance with our MSA, receivables and payables due from and to affiliates are presented on the Statement of Financial Condition on a net basis at the affiliate level. Gross accounts receivable balances from contracts with customers are included in the *Assets held for sale, Payable to clearing organization* and *Payable to affiliates, net*. Gross receivables totaled to $29,526 at January 1, 2019 and $38,179 at December 31, 2019. Based on historical collections, an allowance for doubtful accounts was not deemed material at December 31, 2019. Receivables from contracts with customers do not contain expressed or implied warranties, and our customers do not have refund privileges. The structure of our revenue agreements do not result in the recognition of contract assets or liabilities as of December 31, 2019.

Revenue from contracts with customers generally falls into three categories:

- USAA Members
- USAA Affiliates
- Third Parties

USAA Members are principally individuals eligible for membership in USAA or its affiliates. We serve our customers under a variety of agreements in which the customer contracts for on-going investment advice and brokerage services.

USAA Affiliates are subsidiaries of USAA. We provided various services under contracts entered into at terms that we believe are usual and customary relative to transactions that could be negotiated between unrelated parties. Most of the services are rendered to FSB, SAS, and AMCO. Our transactions with SAS and AMCO were significantly impacted by their sale to Victory on July 1, 2019. See Note 2, Significant accounting policies and pronouncements, section G, for more information.

Third Parties are all other customers which are not members or subsidiaries of USAA.

CapCo

Under the terms of an affiliate funding agreement, we have the ability to borrow up to $500,000 from CapCo. Borrowings under CapCo's affiliate funding agreement are made for short-term liquidity purposes. There were no borrowings during 2019. There is no commitment fee associated with this affiliate funding agreement.

FSB

We provide FSB certain administrative and record keeping services related to brokerage accounts linked to customer deposit accounts. Gross fees related to this agreement are included in *Brokerage services commissions and fees* and are settled monthly.

We also provide and receive services pursuant to various service fee agreements with FSB. These revenues and expenses are recognized within the various Statement of Operations lines to which the services pertain.

AMCO

AMCO was an affiliated, registered investment adviser until its sale to Victory on July 1, 2019. See Note 2, Significant accounting policies and pronouncements, section G, for more information.

Some of the expenses allocated to and paid by us for services performed by USAA and its affiliates were for the benefit of AMCO. We had a services and cost allocation agreement with AMCO, whereby AMCO agreed to reimburse us for expenses paid on their behalf. The reimbursements were reflected as a reduction to the Statement of Operations lines to which the services pertain. The amounts were recognized in the period incurred and were settled monthly.

We entered into an advisory agreement with AMCO. Under the terms of the agreement, we paid AMCO for providing investment advisory services as a sub-adviser to us. In accordance with our agreement, AMCO provided investment recommendations for each portfolio offered to the UMP® program and FSB trust service clients. Costs paid to AMCO under this agreement were included in *Consulting and professional services* in the Statement of Operations.

We also had a Selected Dealer agreement with AMCO. Under the terms of the agreement, AMCO paid us for our distribution and servicing, with respect to our accounts that held shares of USAA Mutual Funds. Revenues were settled monthly and included in *Brokerage services commissions and fees*.

FAI

We have a Referral Services, Expense Allocation, and Cost-Sharing Agreement with FAI and FPS. Under the terms of the agreement, we engage FAI and FPS to perform origination and servicing activities with respect to the USAA brokerage and mutual fund accounts and services rendered on behalf of IMCO's UMP® program. Fees charged to IMCO for these services correspond to actual expenses incurred. Amounts are settled monthly and expenses are recognized within the applicable Statement of Operations lines to which the services pertain.

Our activities under the SCA among us, FAI, and NFS include accepting accounts introduced to us by FAI and in turn introducing those accounts to NFS. FAI bills us for these activities under the provisions of the Referral Services, Expense Allocation, and Cost-Sharing Agreement referenced above. Expenses incurred under this agreement are recognized in various expense categories in the Statement of Operations.

FPS

We are billed by FPS for gross marketing expenses.